

August 4, 2014

<u>Via E-mail</u>
John O'Shea
President and Director
Indo Global Exchange(s) Pte. Ltd.
Menara Standard Chartered
JI. Prof. Dr. Satrio 30th Floor
Jakarta Indonesia KAV146
Surabaya - Indonesia

> **Re: Indo Global Exchange(s) Pte. Ltd.**
> **Item 4.01 Form 8-K**
> **Filed August 1, 2014**
> **File No. 000-53438**

Dear Mr. O'Shea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed August 1, 2014

1.   We note the disclosure in your paragraph (a)(ii) under Item 4.01 makes reference to the financial statements for the fiscal year ended July 31, 2013. Please expand your disclosure to state whether the former auditor's report on the financial statements for either of the past two fiscal years, including July 31, 2012, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. We refer you to Item 304(a)(1)(ii) of Regulation S-K for guidance.

2.   Your disclosures in paragraphs (a)(iv) and (a)(v) pertain to circumstances during your past fiscal year and subsequent interim period through the dismissal of your former

auditor. Please expand these disclosures to state whether, during your two most recent fiscal years and any subsequent interim period prior to the dismissal of your former auditor, there were any disagreements with your former auditor on any matter of accounting principles or practices as described in the Item 304(a)(1)(iv) of Regulation S-K or any reportable events as described in the Item 304(a)(1)(v) of Regulation S-K.

3.   Please expand your disclosure in paragraph (b) under Item 4.01 to state during the two most recent fiscal years, including July 31, 2012, and the interim period preceding the engagement of new auditor, whether you have consulted with new auditor any matter as described in Item 304(a)(2) of Regulation S-K.

4.   We remind you to file an updated letter from Madsen & Associates CPA's stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant